April 25, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Trade & Services

VIA EDGAR

Re:	Spree Acquisition Corp. 1 Limited (the “Company” or “Spree”) Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 30, 2023 File No. 001-41172

Dear Madam or Sir:

We hereby provide the following response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced submission that was provided to the Company by the Staff in its letter dated April 13, 2023. To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each comment.

Statements of Cash Flows, page F-6

1.	Please tell us why you do not adjust net loss for the period by the interest earned on marketable securities held in trust account to calculate the operating cash flows.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff as follows:

The amounts held in the trust account are mainly deposited in treasury bills, all of which instruments have a maturity of less than 90 days and, accordingly, are classified on the balance sheet as restricted cash and cash equivalents. Accordingly, the Company included the balance in the trust account in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the Company’s statement of cash flows.

The Company considered the disclosure requirements under FASB Topic ASC 230-10-45-28 for cash and cash equivalents in the Company’s statement of cash flows. Under such guidance, interest credited to a deposit account that has the general characteristics of cash is a cash outflow of the payor and a cash inflow of the payee when the entry is made. Effectively, the interest received in the trust account is included in net loss and represents the operating cash flow (i.e., it is not accrued interest as it is actually credited to the trust account). Therefore, the Company did not adjust net loss for interest earned on cash and cash equivalents held in the trust account to calculate the operating cash flows.

Notes to Financial Statements

Note 2 Significant Accounting Policies, page F-11

2.	Please tell us the types of expenses included under “operating expenses” and your accounting policy for these expenses.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff as follows:

The types of expenses under “operating expenses” include: insurance, legal, due diligence expenses in respect of proposed transactions, NYSE listing, accounting and audit, professional services and travel. For accounting purposes, such expenses are expensed as incurred.

g. Warrants, page F-12

3.	Please tell us how you considered the term you disclosed on page F-14 that “the Private Warrants are identical to the Public Warrants except that…prior to being sold in the open market or transferred into “street name”, they are not redeemable by the Company,” in determining that the private warrants are indexed to the entity’s own stock.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff as follows:

The private warrants are identical to the public warrants except that: (1) the private warrants (including the ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the initial business combination; (2) the private warrants (including the ordinary shares issuable upon exercise of these warrants) are not registered but are entitled to registration rights; and (3) prior to being sold in the open market or transferred into “street name”, the private warrants are not redeemable by the Company.

The Company considered FASB Topic ASC 815-40-15 in determining whether the private warrants are indexed to the entity’s own stock. Specifically, the Company considered whether the private warrants include any provisions that could change the settlement amount or how the settlement amount is calculated based on who holds the warrants.

The guidance in ASC 815-40-15 requires a two-step approach—first evaluating an instrument’s contingent exercise provisions (“step one”) and then the instrument’s settlement provisions (“step two”).

Step one focuses on whether an exercise contingency is based on an observable market (other than the issuer’s stock) or an observable index (other than an index based on the issuer’s own operations).

In the Company’s case, the issuer’s redemption provision of $0.01 is deemed to be a non-substantive settlement feature (because the warrant holder would exercise his, her or its warrant because it will be “deep” in the money when stock price is higher than $18), which effectively shortens the maturity of the warrants if (1) the stock price is greater than $18 and (2) the issuer decides to redeem the warrants (under the redemption provision), and therefore acts as an acceleration provision/a contingency clause to be analyzed under step 1. The redemption provision does not violate step 1, as it is not based on an observable market (other than Spree’s stock) or another observable index; therefore, the warrants’ terms do not violate step 1 of the model.

The redemption provision does not impact either the strike price of the warrants, or the number of shares issued under the warrants; thus, it has no effect on the settlement amount under step 2. Additionally, the warrants may only be physically settled on a gross basis, as there are no cashless exercise provisions or any “make whole” provisions.

Therefore, the change in the warrants’ terms (the addition of the redemption provision mentioned above) resulting from selling the private warrants in the open market or transferring them into “street name”, does not result in a change to the settlement amount under step 2, and, as such, does not violate the indexation guidance under ASC 815-40-15. Accordingly, the Company concluded that the private warrants are indexed to the entity’s own stock.

* * *

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our U.S. legal counsel, Greenberg Traurig, P.A. (Mark Selinger, Esq. at (212) 801-9221 or Grant J. Levine, Esq. at (954) 768-8209).

Sincerely,

/s/ Eran (Rani) Plaut
Director and Chief Executive Officer
Spree Acquisition Corp. 1 Limited

Cc:	Keira Nakada

Lyn Shenk

(Securities and Exchange Commission)

Mark Selinger, Esq.

Grant J. Levine, Esq.

(Greenberg Traurig, P.A.)

J. David Chertok, Adv.

Jonathan M. Nathan, Adv.

Matthew Rudolph, Adv.

(Meitar Law Offices)

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